Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-14
Supplement to Prospectus Supplement dated June 27, 2007
(To Prospectus Dated February 13, 2007)

$784,569,993
(Approximate)
Mortgage Pass-Through Certificates, Series 2007-4F
GSR Mortgage Loan Trust 2007-4F
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
U.S. Bank National Association
Trustee
Avelo Mortgage L.L.C.
Countrywide Home Loans Servicing LP
Fifth Third Mortgage Company
GMAC Mortgage, LLC
National City Mortgage Co.
SunTrust Mortgage, Inc.
Washington Mutual Bank
Wells Fargo Bank, N.A.
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated June 27, 2007 (the “Prospectus Supplement”) to the prospectus dated February 13, 2007 (the “Prospectus”) relating to the GSR Mortgage Loan Trust 2007-4F Mortgage Pass-Through Certificates, Series 2007-4F.  This Supplement supersedes in its entirety the supplement dated December 11, 2007 to the Prospectus Supplement.

Capitalized terms used, but not defined, in this supplement shall have the meanings given to them in the Prospectus Supplement.

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The Risk Factor entitled “Geographical Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on pages S-23-24 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any originator or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this prospectus supplement.

(continued on following pages)

Goldman, Sachs & Co.
The date of this supplement is June 18, 2008

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The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-31 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through Goldman Sachs Mortgage Company's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination

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in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding Countrywide Home Loans Servicing LP, one of the servicers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.

For recent developments regarding GMAC Mortgage, LLC, one of the servicers, and its affiliates, see “Recent Developments in Respect of GMAC Mortgage, LLC and Certain of Its Affiliates” and “Recent Developments in Respect of Residential Capital, LLC” below.

For recent developments regarding National City Mortgage Co., one of the servicers, and its affiliates, see “Recent Developments in Respect of National City Corporation” below.

For recent developments regarding Washington Mutual, Inc. an affiliate of Washington Mutual Bank, one of the servicers, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

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The Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” on page S-35 of the Prospectus Supplement is deleted in its entirety and replaced with the following, and all references in the Prospectus Supplement to the Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” shall be deemed to be references to the Risk Factor entitled “Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses”:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation.  A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have

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implemented more conservative underwriting criteria for loans. This has resulted in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of many loan originators, primarily in the subprime, Alt-A and other nonprime sectors.  In some other cases, such deterioration has caused certain loan originators to cease operations.

For recent developments regarding Countrywide Home Loans, Inc., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.

For recent developments regarding GMAC Mortgage, LLC, one of the loan sellers, and its affiliates, see “Recent Developments in Respect of GMAC Mortgage, LLC and Certain of Its Affiliates” and “Recent Developments in Respect of Residential Capital, LLC” below.

For recent developments regarding National City Mortgage Co., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of National City Corporation” below.

For recent developments regarding Washington Mutual, Inc. an affiliate of Washington Mutual Bank, one of the loan sellers, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related

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mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur. Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, some sources have reported that default rates on prime mortgage loans, Alt-A and other nonprime mortgage loans have recently increased above historical levels.

In response to the deterioration in the performance of subprime, Alt-A, other nonprime mortgage loans and prime mortgage loans, the rating agencies have taken action with respect to a number of subprime, Alt-A and prime mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A, other nonprime securitizations and prime securitizations in response to either the deteriorating delinquency, default and loss rates on mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See "Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary

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residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower's mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

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The Risk Factor entitled “Violation of Various Federal State and Local Laws may Result in Losses on the Mortgage Loans” on page 9 of the Prospectus is deleted in its entirety and replaced with the following:

Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which

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prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

The applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the underlying Prospectus.

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It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•	The following Risk Factor is added to the Prospectus Supplement:

The Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans
Each of the loan sellers has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such loan seller would be required to repurchase, or substitute for, the defective mortgage loan.  The inability of a loan seller to repurchase or substitute for defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.

For recent developments regarding Countrywide Home Loans Servicing LP, one of the loan sellers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.

For recent developments regarding GMAC Mortgage, LLC, one of the loan sellers, and its affiliates, see “Recent Developments in Respect of GMAC Mortgage, LLC and Certain of Its Affiliates” and “Recent Developments in Respect of Residential Capital, LLC” below.

For recent developments regarding National City Mortgage Co., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of National City Corporation” below.

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For recent developments regarding Washington Mutual, Inc. an affiliate of Washington Mutual Bank, one of the loan sellers, see “Recent Developments in Respect of Washington Mutual, Inc.” below.

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Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, as previously supplemented, the following section is added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of Countrywide

Pursuant to a Form 8-K filed on August 16, 2007 as amended by a Form 8-K/A filed on August 17, 2007 (together, the “August 16th Announcement”), Countrywide Financial Corporation (“Countrywide”), the parent of Countrywide Home Loans Servicing LP, one of the servicers, and Countrywide Home Loans, Inc. (“CHL”), one of the originators, announced that it supplemented its funding liquidity position by drawing on an $11.5 billion credit facility.  According to the August 16th Announcement, Countrywide has accelerated its plans to migrate its mortgage production operations into Countrywide Bank, FSB.

Pursuant to a Form 8-K filed on August 23, 2007 (the “August 23rd Announcement”), Countrywide announced that it received a $2 billion strategic equity investment from Bank of America Corporation (“Bank of America”), a parent of Bank of America, National Association, which was completed and funded on August 22, 2007.  Countrywide stated that Bank of America, N.A. invested $2 billion in the form of a non-voting convertible preferred security yielding 7.25% annually.  According to the August 23rd Announcement, the security can be converted into common stock at $18 per share, with resulting shares subject to restrictions on trading for 18 months after conversion.  Countrywide provided additional detailed information regarding Bank of America’s equity investment pursuant to a Form 8-K filed on August 28, 2007.

On August 24, 2007 Fitch, Inc. (“Fitch”) downgraded CHL’s primary servicer rating for Alt-A and subprime products from RPS1 to RPS1-.  Fitch also placed the servicer ratings of CHL on Rating Watch Evolving.  In addition, Fitch placed CHL’s primary servicer rating of RPS1 for prime product on Rating Watch Evolving.

In a statement made on September 27, 2007 (the “September 27th Statement”) Moody's Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of CHL as a primary servicer of prime loans.  In addition, Moody's has downgraded CHL's servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from “SQ1”.  Moody's has also placed these ratings on review for possible further downgrade.  In the September 27th Statement, Moody's also assigned the above ratings to Countrywide Home Loan Servicing, LP.

On November 9, 2007, Countrywide filed its Quarterly Report on Form 10-Q for the nine-month period ending September 30, 2007 (the “Quarterly Report”).  In the Quarterly Report, Countrywide disclosed, among other things, the following:

•	As of September 30, 2007, it was fully drawn on all of its revolving credit facilities.

•	Disruption in the capital markets during the third quarter of 2007 caused a severe lack of liquidity for non-agency loans held for sale and mortgage-backed securities,

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which resulted in losses on the sale or write-downs of such loans and securities that aggregated to approximately $1.0 billion in the third quarter of 2007.

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Marketplace concerns about the credit performance of securitized mortgage loans and the worsening credit performance of Countrywide’s mortgage loans influenced its results for the nine-month period ending September 30, 2007.  Countrywide recorded a net loss of $1.2 billion for the quarter ended September 30, 2007 and a net loss of $281.6 million for the nine-months ended September 30, 2007.

Pursuant to a Form 8-K filed by Bank of America on January 11, 2008 (the “January 11th Announcement”), Bank of America and Countrywide announced that they had entered into a definitive agreement providing for the purchase of Countrywide and its subsidiaries by Bank of America.  The merger is subject to customary closing conditions, including regulatory and Countrywide stockholder approvals.  No assurance can be given that the necessary approvals will be obtained, that the conditions to closing will be satisfied or that the transaction will close.

In a statement made on February 4, 2008, Standard and Poor's Ratings Services (“S&P”) announced that it had placed its “Strong” residential loan, subprime, subordinate-lien, and special servicer rankings assigned to CHL on “CreditWatch with negative implications”. S&P stated that the “CreditWatch” placements reflect increased scrutiny of the company's servicing practices by various Federal and state enforcement agencies including the office of the U.S. Trustee and the office of the Florida Attorney General.

Pursuant to an annual report on Form 10-K (the “Annual Report”) filed by Countrywide on February 29, 2008, Countrywide stated that various lawsuits alleging claims for derivative relief on behalf of Countrywide and securities, retirement plan, and other class action suits have recently been brought against it and certain current and former officers, directors and retirement plan administrators in either federal district court in Los Angeles, California, or state superior court in Los Angeles, or state court in Delaware.  In the Annual Report, Countrywide stated that among other things, these lawsuits allege breach of state law fiduciary duties and violation of the federal securities laws and the Employee Retirement Income Security Act of 1974 (“ERISA”).  Countrywide stated that these cases allege, among other things, that Countrywide did not disclose complete and accurate information about mortgage lending practices and financial condition.  Countrywide stated that shareholder derivative cases brought in federal court are brought on Countrywide's behalf and do not seek recovery of damages from Countrywide.

In the Annual Report Countrywide stated that two consolidated cases alleging claims for derivative relief on behalf of Countrywide are also pending in federal district court in Delaware, and allege, among other things, that certain of Countrywide's proxy filings contain incorrect statements relating to the compensation of the Chief Executive Officer.

In the Annual Report Countrywide stated that various class action lawsuits relating to the proposed merger with Bank of America have been filed in the state courts of California and Delaware on behalf of a proposed class of shareholders against Countrywide, Countrywide's directors and Bank of America.  Countrywide stated that the class action lawsuits filed in state court in California have been removed to federal court in Los Angeles and that these lawsuits allege that Countrywide's directors breached their fiduciary duties to Countrywide's shareholders by entering into the merger agreement with Bank of America and that Bank of America allegedly aided and abetted those alleged breaches.  Countrywide stated that, similarly, the plaintiffs in the shareholder derivative lawsuits brought in California state and

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federal court recently have amended their complaints to add similar class action allegations relating to the proposed merger with Bank of America.

In the Annual Report Countrywide stated that it is difficult to predict the resulting outcome of these proceedings, particularly where investigations and proceedings are in early stages.  Countrywide stated that given the inherent difficulty in predicting the outcome of legal proceedings, Countrywide cannot estimate losses or ranges of losses for legal proceedings where there is only a reasonable possibility that a loss may be incurred, such as those discussed in the two immediately preceding paragraphs.  Countrywide stated that it provides for potential losses that may arise out of legal proceedings to the extent such losses are deemed probable and can be estimated.  Countrywide stated that although the ultimate outcome of the legal proceedings discussed above cannot be ascertained at this time, Countrywide believes that any resulting liability will not materially affect the consolidated financial position; such resolution, however, could be material to operating results for a particular future period depending upon the outcome of the proceedings and the operating results for a particular period.  Countrywide stated that its assessment is based, in part, on the existence of insurance coverage.

In an Amendment No. 1 on Form S-4/A to Form S-4 of Bank of America filed on March 27, 2008 (the “March 27th Announcement”), Bank of America disclosed in a draft letter to Countrywide’s shareholders (the “Preliminary Proxy Statement”) that on January 11, 2008 Countrywide and Bank of America announced a business combination in which Countrywide would merge with a subsidiary of Bank of America. The Preliminary Proxy Statement further provides that if the merger is completed, each of Countrywide’s shareholders will have a right to receive 0.1822 of a share of Bank of America common stock for each share of Countrywide’s common stock it holds immediately prior to the merger.  The value of the merger consideration will fluctuate with the market price of Bank of America’s common stock.  The Preliminary Proxy Statement provides that the merger cannot be completed unless Countrywide’s common stockholders approve the merger agreement and that Countrywide’s board of directors unanimously recommends that Countrywide’s stockholders vote for approval and adoption of the merger agreement.  In addition, it is provided in the Preliminary Proxy Statement, among other things:

•
that Bank of America, Countrywide and Countrywide’s directors and officers are named parties to a number of pending legal actions relating to the merger in California and Delaware state and federal courts;

•	that the shares of Bank of America’s common stock to be received by Countrywide stockholders as a result of the merger will have different rights from the shares of Countrywide common stock;

•	that the board of directors of Bank of America met and approved the proposed transaction;

•
that regulatory approvals are required to complete the transactions contemplated by the merger agreement, including approvals from the Federal Reserve Board, state mortgage banking and insurance authorities, and various other federal, state and foreign regulatory authorities; and

•
that the respective obligations of Bank of America and Countrywide under the merger agreement are subject to the fulfillment or waiver of certain other conditions set forth in the Preliminary Proxy Statement.

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In a statement made on May 5, 2008 (the “May 5th Statement”) Fitch announced it has placed all ratings of Countrywide on Rating Watch Evolving, removing them from Rating Watch Positive. The May 5th Statement provides that the Rating Watch Evolving reflects further disclosure surrounding Bank of America's treatment of Countrywide debt following the acquisition. The statement indicates that while Fitch continues to believe that bank of America’s acquisition of Countrywide will likely close, the rating action considers uncertainty over the transaction's final structure.

The May 5th Statement indicates that as disclosed in Bank of America’s amended S-4 filed on May 1, 2008, Bank of America left open the possibility that any remaining Countrywide debt could remain obligations of Countrywide and not of Bank of America. Further, the statement indicates that Bank of America made no assurances that such debt would be redeemed, assumed or guaranteed. The May 5th Statement provides that any structure that does not result in Bank of America’s full support of Countrywide could result in some or all Countrywide ratings being notched below those of Bank of America, with the potential for significant notching, including Countrywide debt being downgraded below its current level. Conversely, the statement provides, depending upon the ultimate structure, some or all of Countrywide's ratings could be equalized with Bank of America ratings. The May 5th Statement indicates that Bank of America is currently rated AA/F1+, Rating Watch Negative by Fitch.

The May 5th Statement further indicates that Countrywide's ratings had been on Rating Watch Positive pending the acquisition of Countrywide by Bank of America, announced in January 2008. The statement also provides that since January 2008, Bank of America has repeatedly indicated its expectation that the transaction will be completed and Fitch continues to believe that the probability that the transaction is completed remains extremely high. However, the May 5th Statement indicates, Bank of America has been unusually silent regarding the ultimate structure of the transaction.

The May 5th Statement indicates that Countrywide's results have deteriorated further as the residential mortgage sector continues to weaken. The May 5th Statement provides that given Countrywide's operating difficulties and the stressed environment, Countrywide's ratings would likely be downgraded absent the capital and liquidity support already provided by Bank of America, and more likely still if the merger is not consummated.

Recent Developments in Respect of GMAC Mortgage, LLC

On December 12, 2007, Fitch Ratings (“Fitch”) withdrew its residential servicer ratings for both GMAC Mortgage, LLC (“GMACM”), indicated above, and Homecomings Financial, LLC and assigned a residential primary subservicer rating and residential primary servicer rating for prime and Alt-A products of RPS2+ to Residential Capital, LLC (“ResCap”).  This rating takes into consideration the servicing capabilities of GMACM and reflects the financial rating of ResCap.

Recent Developments in Respect of Residential Capital, LLC

On February 22, 2008, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), reduced the counterparty long term credit rating of ResCap, from BB+ to B, and reduced the counterparty short term credit rating of ResCap from B to C. Standard & Poor’s also assigned a negative rating outlook ResCap.

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On March 3, 2008, Fitch reduced the long term issuer default rating of ResCap from BB+ to BB-.  Fitch downgraded ResCap’s senior and subordinated debt to B+ and B-, respectively.  Fitch also assigned the status of ratings watch negative outlook to ResCap.

On May 27, 2008, Fitch downgraded ResCap’s residential mortgage servicer ratings as follows:

•	Primary servicer for prime product from RPS2+ to RPS3;

•	Primary servicer for Alt-A product from RPS2+ to RPS3;

•	Primary servicer for subprime product from RPS2 to RPS3-;

•	Primary servicer for high loan-to-value product from RPS2 to RPS3-;

•	Primary servicer for home equity/home equity lines of credit product from RPS2 to RPS3-;

•	Primary specialty-subservicer from RPS2+ to RPS3;

•	Special servicer from RSS2+ to RSS3-; and

•	Master servicer from RMS2+ to RMs3-.

Pursuant to a Form 8-K filed on May 5, 2008 (the “May 5th Announcement”), ResCap, the ultimate parent company of GMACM, one of the loan sellers and one of the servicers, announced that it is highly leveraged relative to its cash flow and that its liquidity position has been declining.  The May 5th Announcement also provides that there is a significant risk that ResCap will not be able to meet its debt service obligations, certain financial covenants in its credit facilities and be in a negative liquidity position in June 2008.  In addition, ResCap has announced that it expended a significant amount of its available cash in recent weeks.  The May 5th Announcement provides that ResCap has approximately $4.4 billion of unsecured long-term debt maturing during the remainder of 2008, consisting of approximately $1.2 billion aggregate principal amount of notes due in June 2008, approximately $1.8 billion of outstanding borrowing under its term loan due in July 2008, and approximately $1.1 billion aggregate principal amount of notes due in November 2008.  Additionally, the May 5th Announcement states that ResCap had approximately $15.6 billion of secured, short-term debt outstanding as of December 31, 2007 with various maturities dates in 2008.

ResCap further announced that it is conducting and negotiating various debt tender and exchange offers, and other financial transactions, to improve its financial position.  The May 5th Announcement provides that even if ResCap is successful in implementing all of the financial transactions it is contemplating, it will be required, in order to satisfy its liquidity needs and comply with anticipated covenants to be included in the new financial agreements requiring maintenance of minimum cash balances, to consummate in the near term, certain asset sales or other capital generating actions over and above ResCap’s normal mortgage finance activities, to provide additional cash of approximately $600 million by June 30, 2008.  The May 5th Announcement provides that asset liquidation initiatives may include, among other things, sale of retained interest in ResCap’s mortgage securitizations, marketing of loans secured by time share receivables, marketing of ResCap’s U.K. and Continental Europe mortgage loan portfolios, whole loan sales and marketing of businesses and platforms that are unrelated to ResCap’s core mortgage finance business.  Moreover, the May 5th Announcement provides that the amount of liquidity ResCap will need may be greater than currently anticipated as a

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result of additional factors and events (such as interest rate fluctuations and margin calls) that increase ResCap’s cash needs causing ResCap to be unable to independently satisfy its near-term liquidity requirements.

According to the May 5th Announcement, ResCap incurred significant losses in the first quarter of 2008 and its ratings from four rating agencies were negatively impacted.  Additionally, the May 5th Announcement states that changes in the business environment and ResCap’s performance may further negatively impact its ratings.  The May 5th Announcement states that currently all four rating agencies have placed ResCap on negative watch, reflecting the credit agencies’ concern that, among other things, continued stresses in the mortgage markets will continue to present financial challenges to ResCap in the near term.  According to the May 5th Announcement on February 5, February 22, March 3, April 23, April 24, April 29, and May 2 ratings downgrades were announced by all four rating agencies. The May 5th Announcement provides that if the current ratings continue in effect or the ratings are further downgraded, it could increase the interest rate that ResCap would have to pay to raise money in the capital markets, making it more expensive for ResCap to borrow money and adversely impacting its access to capital.

Pursuant to a Form 8-K filed on June 2, 2008 (the “June 2nd Announcement”) ResCap announced that, as previously disclosed, in order to satisfy ResCap’s liquidity needs and comply with anticipated covenants to be included in new debt agreements requiring maintenance of minimum cash balances, ResCap believed it was required to consummate in the near term certain asset sales or other capital generating actions over and above its normal mortgage finance activities and previously budgeted asset sales to provide additional cash of approximately $600 million by June 30, 2008.  The June 2nd Announcement indicates that in addition to such amount, ResCap now estimates that it may require additional cash of up to approximately $1.4 billion to meet its near term liquidity needs based upon internal cash forecasts targeting sufficient cash surpluses and to satisfy its anticipated cash covenants. The June 2nd Announcement also indicates that the additional cash requirement is primarily the result of the inability to consummate certain asset sales, due to adverse conditions, aggregating approximately $1.3 billion, which were previously included in ResCap’s liquidity forecast and expected to be completed by June 30, as well as other factors.   In the June 6th Announcement, ResCap stated that there can be no assurance that its liquidity needs will not be greater or less than currently anticipated as a result of additional factors and that if its liquidity needs are greater, it may be unable to independently satisfy its near-term liquidity requirements.

According to the June 2nd Announcement, due to the increased near-term liquidity needs, and as part of its refinancing activities, ResCap has reached agreements in principle with GMAC LLC or its designee (“GMAC”) and Cerberus Capital Management, L.P. or its designee (“Cerberus”) to undertake certain transactions in order to satisfy such liquidity needs, as well as provide additional cushion. These agreements are described in the June 2nd Announcement.

In the June 2nd Announcement ResCap also announced that on June 1, 2008 it entered into an amendment to the Loan and Security Agreement dated as of April 18, 2008 among GMAC LLC, as lender, and RFC and GMACM, as borrowers, which amendment increases the maximum facility amount from $750 million to $1.2 billion and increases the advance rate from 50% to 85%.  Rescap further announced that it expects to draw approximately $450 million under this amended loan facility on June 3, 2008.

In a statement made on June 16, 2008 (the “June 16th Statement”) Moody's downgraded the senior long-term rating of GMAC, the ultimate parent company of ResCap and

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GMACM, to B3 from B2. The June 16th Statement indicates that the outlook is negative. The statement indicates that the downgrade is based on GMAC's increased exposure to ResCap, GMAC's residential mortgage finance subsidiary, and also reflects growing pressure on GMAC's auto finance asset quality and profitability.

The June 16th Statement indicates that the negative outlook on the GMAC rating reflects the continued operating uncertainty at ResCap, as well as the challenging operating environment for the core consumer auto finance operations.

Pursuant to a Form 8-K filed on June 9, 2008 (the “June 9th Announcement”) ResCap announced that on June 4, 2008, Residential Funding Company, LLC (“RFC”) and GMACM, each subsidiaries of ResCap, entered into a loan agreement  with GMAC LLC (“GMAC”), pursuant to which GMAC is providing to RFC and GMACM a senior secured credit facility with a principal amount of up to $3.5 billion.  The June 9th Announcement provides that the proceeds of the credit facility will be used to repay existing indebtedness of ResCap on or prior to its maturity, to acquire certain assets, and for other working capital purposes.  Additionally, pursuant to the June 9th Announcement Cerberus will purchase from ResCap model homes and certain other assets.  The June 9th Announcement provides additional detail regarding the credit facility and the sale of model homes and certain assets to Cerberus described below.  The June 9th Announcement also provides information regarding unregistered sales of equity securities by ResCap.

Pursuant to a Form 8-K filed on June 12, 2008 (the “June 12th Announcement”) ResCap announced that on June 6, 2008, it closed its previously announced private debt tender and exchange offers for certain of its outstanding debt securities, in particular, the issuance of $1,666,680,000 initial aggregate principal amount of 8.500% Senior Secured Guaranteed Notes due 2010 and $4,010,280,000 initial aggregate principal amount of 9.625% Junior Secured Guaranteed Notes due 2015.  The June 12tth Announcement includes additional details regarding such tender and exchange offers.

Recent Developments in Respect of National City Corporation

On November 12, 2007 Fitch Ratings (“Fitch”) downgraded National City Mortgage Co.’s (“National City”) residential primary servicer rating for both Prime and Alt-A product from RPS2+ to RPS1-.  Fitch indicated that the servicer ratings actions were taken due to a weakening of the financial strength of National City’s indirect parent company, National City Corporation (“NCC”), whose rating was downgraded by Fitch on November 6, 2007 from AA- to A+.

Pursuant to a Form 8-K filed on April 23, 2008 (the “April 23rd Announcement”), NCC announced that it entered into investment agreements with Corsair Capital LLC (“Corsair”) and other qualified institutional buyers and accredited investors for the purposes of a capital investment for the approximate amount of $7 billion through the direct sale of NCC equity securities to such investors.  According to the April 23rd Announcement, NCC sold to the investors 126.2 million shares of voting common stock at a purchase price of $5 per share and 64,690 shares of non-voting preferred stock that can be converted into common stock at an initial conversion price of $5 per share, subject to adjustment, at a purchase price of $100,000 per share.  Additionally, as part of the investment agreement with Corsair, Corsair will have the right to nominate one director to NCC’s board of directors.  According to the April 23rd Announcement, NCC has also issued warrants with a five year term to Corsair and other investors under their respective investment agreements, which, upon obtaining certain approvals, will become exercisable to purchase approximately 62 million shares of NCC

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common stock in the aggregate.  The securities sold to Corsair and several of the securities sold to other investors are subject to trading restrictions.

Recent Developments in Respect of Washington Mutual, Inc.

Pursuant to a Form 8-K filed on December 10, 2007 (the “December 10th Announcement”), Washington Mutual, Inc. (“WaMu”), an affiliate of Washington Mutual Bank, one of the loan sellers and one of the servicers, announced a major restructuring of its home loans business, including closing its subprime mortgage origination business and 190 of its 336 loan centers and sales offices, and laying off more than 3,000 employees.

In the December 10th Announcement, WaMu also announced that, in connection with its restructuring, it would incur certain restructuring charges, and that it intended to raise additional capital by issuing convertible preferred stock.

Pursuant to a Form 8-K filed on April 9, 2008 (the “April 9th Announcement”) WaMu announced plans to further its retail-focused strategy by, among other things, closing all of its freestanding home loan offices, and exiting wholesale lending — its loan broker channel.  In the April 9th Announcement, WaMu  further announced that it expects the closures of its freestanding home loan offices and wholesale channel to be completed by the end of the second quarter of 2008.

In a Form 8-K filed on April 11, 2008, WaMu announced that it entered into an Investment Agreement, dated as of April 7, 2008 with investment vehicles managed by TPG Capital, and Purchase Agreements also dated as of April 7, 2008 with qualified institutional buyers and institutional accredited investors, pursuant to which WaMu raised in the aggregate approximately $7 billion through direct sales to such investors of equity securities of WaMu.

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